ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Reclassification of Account Statements

Itaú Unibanco notifies the market that it is to effect reclassifications in the account statements. These reclassifications will have an impact on the first quarter 2010 income statement to be announced to the market on May 4, 2010 following approval by the Board of Directors.

That portion of the expenses associated to participation in the results due to the employees – which are incorporated in the Profit Sharing item – shall from henceforth be included under the item Personnel Expenses. Please note that this line shows amalgamated expenses with our employees before associated tax effects.

The purpose of this reclassification is to improve the way in which our results are presented. The intention is also to allow a greater degree of comparability with the account statements of different institutions thus contributing to a better understanding and evaluation of our performance.

Attached are the reclassified Income Statement and the bank’s Efficiency Ratio track record showing the impact of this reclassification.

São Paulo, April 23, 2010.

ITAÚ UNIBANCO HOLDING S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer